Microsoft Word 11.0.6359;UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check one):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
              [x] Form 10-Q  [ ] Form 10-D  [ ] Form N-SAR  [ ] Form N-CSR

         For Period Ended: September 30, 2005
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         [  ]   Transition Report on Form 10-K
         [  ]   Transition Report on Form 20-F
         [  ]   Transition Report on Form 11-K
         [  ]   Transition Report on Form 10-Q
         [  ]   Transition Report on Form N-SAR

         For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


Molecular Diagnostics, Inc.
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Full Name of Registrant

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Former Name if Applicable


414 N. Orleans, Suite 502
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Address of Principal Executive Office (Street and number)


Chicago, IL 60614
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City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
[x] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

      State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


      The Company was unable to file its Quarterly Report on Form 10-QSB for the period ended September 30, 2005 due to recent changes in its Chief Executive Officer and Chief Financial Officer, as previously disclosed on Form 8-K as filed during the quarter ended September 30, 2005. However, the Company will use its best efforts to file the required Quarterly Report on Form 10-QSB as quickly as possible.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

David Weissberg, M.D.         (312)             222-9550
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(Name)                        (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

        [x] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [_] Yes [x] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Molecular Diagnostics, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 14, 2005                 By:  /s/ David Weissberg, MD
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                                            David Weissberg, MD
                                            Chairman and Chief Executive Officer